UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 28, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 28, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, July 28, 2016

DBV Technologies Reports

Interim Financial Results for the First Half of 2016

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today its interim financial results for the first half of 2016. The full interim financial report (regulated information) is available on DBV’s website in the Investor Relations section. The 2016 half-year financial statements were subject to a limited review by the Company’s external auditors.

2016 First Half Year Results

Selected financial information (IFRS as adopted by the European Union - subject to limited review procedures by external auditors)

In thousands of euros	H1 2015	H1 2016
Total income	3,170	4,750
R&D expenses	(12,500)	(32,892)
S&M expenses	—	(5,450)
G&A expenses	(5,495)	(15,783)
Operating (loss)	(14,917)	(49,376)
Net (loss)	(14,478)	(49,443)
Net loss per share (in € per share)	(0.74)	(2.03)
Net cash flow from operating activities	(12,441)	(30,123)
Net cash flow from investment activities	(804)	(5,607)
Net cash Flows from financing activities	3,178	1,078
Net cash flow	(10,067)	(34,653)
Cash position	104,535	288,761

Total income was €3.2 million and €4.8 million for the first half of 2015 and 2016, respectively. This income was primarily generated from research tax credits.

Research & Development expenses were €12.5 million and €32.9 million for the first half of 2015 and 2016, respectively. This change reflects:

•	an increase of research and development activities with respect to the Company’s pre-clinical research and clinical development including, in particular, the cost of service providers incurred in connection with:

•	the Phase III trial, PEPITES, of Viaskin® Peanut, for which the patient recruitment objective was achieved in the first half of 2016,

•	the initialization of the SMILEE study, a Phase IIa clinical trial of the safety and efficacy of Viaskin Milk in pediatric patient populations with milk-induced eosinophilic esophagitis, and;

•	the follow-up trial of the Phase I/II trial MILES for Viaskin® Milk;

•	acceleration in the hiring of research and development personnel to support the Company’s ongoing programs and an associated increase in share-based compensation expenses with respect to equity awards granted in the second of half 2015 and the first half of 2016;

Sales & Marketing expenses amounted €5.5 million in the first half of 2016 and mainly include payroll for the US staff and fees to prepare the launch and commercialization of Viaskin Peanut in North America, if approved. The Company did not have any sales and marketing expenses in the first half of 2015.

General & Administrative expenses were €5.5 million and €15.8 million in the first half of 2015 and 2016, respectively. This change reflects increased investment in the Company’s administrative and management functions, an increase in share-based compensation expenses with respect to equity awards granted during the second of half 2015 and the first half of 2016, as well as an increase in professional and insurance fees.

The Company’s net loss for the first six months of 2016 was €(49.4) million, compared to €(14.5) million for the corresponding 2015 period. Net loss per share (based on the number of weighted average number of shares outstanding) were €(0.74) and €(2.03) for the first half of 2015 and 2016, respectively.

Net cash flow used in operating activities for the first half of 2015 and 2016 was €(12.4) million and €(30.1) million, respectively, with the increase primarily fueled by increasing efforts in R&D.

Net cash flow used in investment activities increased from €(0.8) million for the first half of 2015 to €(5.6) million for the first half 2016, with the increase primarily due to the relocation of global corporate headquarters to Montrouge, France, and the purchase of tools and equipment for industrial manufacturing prototypes for product candidates.

Net cash flow from financing activities was €3.2 million for the first half of 2015 and €1.1 million for the first half of 2016, primarily attributable to the exercise of equity instruments in both periods.

DBV Technologies expects to announce its cash position on November 3, 2016, before the opening of the Euronext market in Paris, France.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release may contain forward-looking statements and estimates. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contacts

Erinn White, Centron PR

+1 646-722-8822

ewhite@centronpr.com

Media Contacts, Europe

Caroline Carmagnol, Alize RP – Relation Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com